EXHIBIT 2.3.3


                              EMPLOYMENT AGREEMENT

         This Employment Agreement is entered into as of the 5th day of August, 1999, among Voxcom Holdings, Inc., doing business as MAX Internet Communications, Inc. (hereinafter referred to as "Employer") and Thomas Fehr (hereinafter referred to as "Employee"),

         In consideration of the mutual promises hereinafter set forth, the parties hereto agree as follows:

         1. Employment. Employer agrees to employ Employee and Employee agrees to serve Employer, upon the terms and conditions hereafter set forth.

         2. Term. The employment of Employee hereunder and this Employment Agreement shall commence effective the date hereof and shall continue in effect for a period of 18 months, unless terminated pursuant to Section 7 hereof At the end of the term, the parties may agree to wend this Agreement for successive one year terms,

         3. Duties. During the term of this Agreement, Employee shall be engaged as a senior executive officer with the title of Chief Marketing Officer of Employer. Employee's powers and duties in those capacities shall be those set forth in Exhibit A and as set by the Board of Directors, President and Chairman of Employer. The Employee shall report to the President, Chairman and the Board of Employer. If Employee is elected or appointed with the Employee's consent to an office with any of Employer's subsidiaries or affiliates during the term of this Agreement, the Employee will serve in such capacity or capacities without additional compensation.

         4. Extent of Services. During the term of this Agreement, Employee shall devote substantially his entire working time, attention, and energies to the business of Employer, and shall not during the term of service be actively engaged in any other business activities. However, this shall not be construed as preventing Employee from investing the Employee's personal assets in such form or manner as may require occasional or incidental services on the part of Employee in the management, conservation and protection of such investments and provided that such investments cannot be construed as being, competitive or in conflict with the business of Employer. However. nothing herein shall restrict Employee from making investments in securities of publicly traded companies not comprising more than 5% of securities outstanding.

         5.    Compensation.

         5.1. Base Salary. Employer wil pay Employee during the Employee's term of service hereunder, as compensation for the Employee's services, the sum of US$20,833 per month (sometimes hereafter referred to as the "Base Salary"), payable in semi-monthly installments in accordance with the general practices of the Employer. Such base salary shall be reviewed and may be increased at each annual review by the Employer of the Employee's performance and salary.



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         5.2.  Benefits.  The  Employee  shall be entitled to the same  benefits generally provided to other employees of Employer of comparable rank and responsibility in accordance with the policies of the Employer from time to time. These are to include, but not be limited to, health insurance for Employee; three weeks paid vacation pursuant to the Employees standard policy; relocation costs including moving expense, travel costs to search for new housing, and 90 days temporary housing reimbursed at up to $2,500 per month; and an Employer-provided attorney to assist Employee with a work visa.

         5.3 Stock Incentive. Employer shall grant to Employee and issue shares of its unregistered Common Stock, based upon the following formulae:

         5.3.1.Employer will grant and issue Employee the following number of shares upon the Employer's achievement of the following sales of Employer's products up to a maximum global budgeted sales figure of US$100 million:

         Aggregate sales of products
         during 18 Month Period
         beginning with first day of
         month following commence-
         ment of employment                          Number of Shares
         ---------------------------                 ----------------

                  US$   50   million                            10,000
                        62.5 million                            10,000
                        75   million                            10,000
                        82.5 million                            10,000
                        100  million                            10,000

         5.3.2.Employer will additionally grant to Employee shares of its unregistered common stock in the amount of 10,000 shares upon commencement of employment and 10,000 shares on each of the first four (4) anniversary dates of such commencement upon which Employee is employed by Employer.

         6. Expenses. During the term of employment provided for herein, Employer shall pay or reimburse Employee, in accordance with its standard policy, upon submission of vouchers by the Employee for all reasonable expenses incurred by the Employee in the interest of Employer's business.

         7.    Termination.

         7.1. Termination Events. Subject to the provisions of Paragraph 7.2 of this Section, this Agreement shall terminate:

         7.1.1.Upon death of Employee.

         7.1.2.At the option of the Employer if Employee shall become disabled and remain disabled for a period of six (6) months. Disability shall be defined as Employer's inability through illness or other cause to perform his normal work load as measured by the twelve (12) months preceding the commencement of such disability. During such disability, Employee shall be compensated in accordance with Employer's standard policy regarding disability.

         7.1.3.Upon mutual agreement.

         7.1.4.From the period commencing six months following the date of commencement of employment, by not less than 90 days notice in writing by the Employer or Employee to the other.

         7.2. Consequences of Termination. Upon termination for any reason set forth above, all base salary payments under Section 5.1 shall be prorated and paid to the following dates, and all further payment obligations to Employee hereunder shall cease.



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         7.2.1 For termination under 7.1.1, to the date of death.

         7.2.2 For termination under 7.1.2, to the last day of the six month disability period.

         7.2.3 For termination under 7.1.3, to the date mutually agreed.

         7.2.4 For termination under 7.1.4, to the last day of the notice period.

         8. Trade Secret and Confidential Information. During the term of this Agreement, Employee will have access to confidential information and business secrets specific to and regularly used in the operation of the business of Employer. Employee acknowledges that such information constitutes valuable and confidential information of the Employer, Employee shall not disclose any of the aforesaid private company secrets, directly or indirectly, nor use them in any way, either during the term of this Agreement or after termination of employment. All files, records, electronic and magnetic files, documents, specifications, equipment and similar information relating to the business of Employer, whether prepared by Employee or otherwise coming into Employee's possession shall remain the exclusive property of Employer and shall not be removed from the premises of Employer except as shall be necessary for Employee to perform Employee's duties under this Agreement. Upon termination of this Agreement for any reason, Employee will deliver all such materials in his possession and all copies thereof to Employer.

         9.    Restrictive Covenants.

         9.1 Employee acknowledges that during the term of this Agreement the Employer has agreed to provide to him, and he shall receive from the Employer, special training and knowledge. Employee acknowledges that included in the special knowledge received is the confidential information identified in
Section 8. Employee acknowledges that this confidential information is valuable to the Employee and, therefore, its protection and maintenance constitutes legitimate interest to be protected by the Employer by the enforcement of this covenant not to compete. Therefore, Employee agrees that during the term of this Agreement and for a period commencing upon the termination of the term of Employee's employment hereunder and ending upon the second anniversary thereof, unless otherwise extended pursuant to the terms hereof, Employee will not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any other individual or representative capacity, engage or participate in any business that is in competition with the video Internet communications business of the Employer as it exists upon the termination of the term of Employee's employment hereunder, anywhere within the State of Texas. Employee represents to the Employer that the enforcement of the restriction contained in this Section 9 would not be unduly burdensome to Employee. Employee further represents and acknowledges that Employee is willing and able to compete in other geographical areas not prohibited by this Section 9.

         9.2 Employee agrees that a breach or violation of this covenant not to compete by such Employee shall entitle the Employer, as a matter of right, to an injunction issued by any court of competent jurisdiction, restraining any further or continued breach or violation of this covenant. Such right to an injunction shall be cumulative and in addition to, and not in lieu of, any other remedies to which the Employer may show itself justly entitled. Further, during any period in which Employee is in breach of this covenant not to compete, the time period of this covenant shall be extended for an amount of time that Employee is in breach hereof.

         9.3 In addition to the restrictions set forth in paragraph (a) o this Section 9, Employee shall not for a period commencing upon the termination of the term of Employee's engagement hereunder and ending upon the second anniversary thereof either directly or indirectly, (i) solicit or attempt to solicit any of the customers of the video Internet communications business of Employer on whom Employee called or with whom Employee became acquainted during Employee's association with the Employer, whether for Employee or for any other person, firm or corporation within the State of Texas or (ii) recruit or attempt to recruit, directly or by assisting others, any other employee of the Employer or any of its affiliates.



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         9.4   The representation and  covenants contained  in this Section 9 on the part of Employee will be construed as ancillary to and independent of any other provision of this Agreement, and the existence of any claim or cause of action of Employee against the Employer or any officer, director, or shareholder of the Employer or any officer, director, or shareholder of the Employer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Employer of the covenants of the Employee contained in this Section 9. In addition, the provisions of this Section 9 shall
continue  to  be  binding   upon   Employee  in   accordance   with  its  terms,
notwithstanding the termination of Employee's engagement hereunder for any reason.

         10.   General Provisions.

         10.1 Notice. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by certified mail by Employer to the residence of Employee, or by Employee to Employer's principal office.

         10.2. Assignability. This Agreement and the rights, and benefits hereunder shall not be assignable or in any way alienated by Employee. Employer shall have the right of assignment and transfer of its rights hereunder to any successor to the majority of its assets and any such successor shall be bound by the terms hereof.

         10.3. Waiver of Breach. The waiver by Employer or Employee of a breach of any provisions of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach.

         10.4. Entire Agreement. This instrument contains the entire agreement of the parties. It may not be changed orally, but only by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

         10.5. Governing Law. This Employment Agreement shall be governed by the laws of the State of Texas.

         10.6 Arbitration. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants or conditions of this Agreement or arising out of any section hereof or any condition in connection with the termination of employment, shall, on the written request of one party served on the other, be submitted to binding arbitration in Dallas, Texas, and such arbitration shall comply with and be governed by the Commercial Arbitration Rules of the American Arbitration Association. Each party hereto shall appoint one person as an arbitrator within 30 days after service of the request for arbitration, and the two arbitrators so chosen shall select a third impartial arbitrator with fifteen days of the date on which the second arbitrator is selected. The arbitrators shall decide all questions presented to them by majority vote. The decision of a majority of the arbitrators shall be final and conclusive on all parties hereto. The expenses of arbitration conducted pursuant to this Section shall be borne by the parties in such proportions as the arbitrators may decide, All parties shall be entitled to be represented by counsel of their choosing throughout the arbitration proceedings.

         10.7. Consulting Agreement. Pending receipt of Employee's H-I work visa, this Agreement shall be deemed to be a consulting contract and shall be converted automatically into an employment agreement upon receipt of such visa.





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         IN WITNESS WHEREOF, Employer has caused this Employment Agreement to be executed in its corporate name by its corporate officers thereunto duly authorized, and Employee has executed this Employment Agreement.

                                   EMPLOYEE:



                                  /s/  Thomas Fehr
                                  ----------------------------------------
                                       Thomas Fehr


                                   EMPLOYER:

                                       VOXCOM HOLDINGS, INC.



                                   By:   /s/ Donald G. McLellan
                                         ---------------------------------
                                             Donald G. McLellan, President